EXHIBIT 3

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                    May 27, 2008

TEL AVIV STOCK EXCHANGE          SECURITIES AUTHORITY

www.tase.co.il                   www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

              Subject of the Event: Update of Retirement Agreement

1. A collective agreement is in force in the Bank which was signed at the end of the year 2002 regarding the dismissal of workers and setting forth special retirement arrangements for the retiring workers. This agreement, which was approved at the time by the Director of Wages and Labor Agreements in the Ministry of Finance (:the Director of Wages"), is comprised of two retirement plans, one plan which primarily provides for the purchase of pension rights for the retiring worker ("the Pension Plan") and the other plan which primarily provides for the payment of additional severance pay to the retiring worker ("the Severance Plan"). The agreement applies to the workers employed within the framework of collective agreements, but its terms were made applicable, with the approval of the Director of Wages, also to other workers in the Bank, including the veteran officers of the Bank (excluding the Chairman of the Board, the General Manager and the Deputy General Manager). The above collective agreement was extended several times and it is in effect until July 31, 2008. In connection with the plan to privatize the Bank, on May 26, 2008, the Board of Directors of the Bank approved certain changes to the above retirement arrangements. Pursuant to the Board's resolution, these changes shall apply both on the workers employed within the framework of the collective agreements and, as was the case until now, on all the other workers in the Bank. The total direct cost to the Bank of these changes, regarding all the workers, amounts to approximately NIS 10 million and they include, among other things, the increase of the pension (calculated on the basis of the "average method") in the amount of 10% to the workers in the Pension Plan, and the increase of the additional severance pay and the number of adaptation months to the workers in the Severance Plan, and the payment of a bonus to the workers in both plans. Within this framework, the Board of Directors also resolved that the retirement payments for the workers shall be deposited with a trustee (a trustee company) which will execute the purchase the pension rights, or accordingly, the payment of the severance pay and the remainder of the one-time payments, for the retiring workers. Upon the completion of the wording of the new agreement, which will include the above changes, it shall be presented for the approval of the Director of Wages.


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     At their meetings on May 26, 2008, the Audit Committee and the Board of
     Directors approved, in connection with the privatization plan of the Bank, that the Chairman of the Board, Dr. R. Cohen, the General Manager, Mr. U. Galili, and the Deputy General Manager, Mr. A. Savir, shall be entitled at the termination of their service for whatever reason, to the redemption of 3 months' prior notice, in lieu of the actual three months' prior notice set forth today in their employment contracts, and to 3 months' paid adaptation. The redemption of 3 months' prior notice and the payment of 3 months' adaptation shall be made according to the monthly salary of the Chairman of the Board, the General Manager and the Deputy General Manager, at the rate at the time of the termination of their service. This resolution is also subject to the approval of the Director of Wages and with regard to the Chairman of the Board it also requires the approval of the General Meeting. The Chairman of the Board has served at the Bank beginning on August 15, 2002, he is employed on the basis of an 85% position and his salary as of May 2008 stood at NIS 51,775. The General Manager of the Bank has served at the Bank beginning on July 15, 2002, he is employed on the basis of a 100% position and his salary as of May 2008 stood at NIS 60,912. The Deputy General Manager has served at the Bank beginning on September 1, 2002, he is employed on the basis of a 100% position and his salary as of May 2008 stood at NIS 51, 640. The Chairman of the Board, the General Manager and the Deputy General Manager are employed within the framework of contracts for the period ending on December 31, 2009 or upon the privatization of the Bank or its entering liquidation proceedings, WHICHEVER IS FIRST.

     The Audit Committee and the Board of Directors based their above resolutions, among other things, on the following grounds:

          A. The Chairman of the Board, the General Manager and the Deputy General Manager were requested by the Bank to consent to extend their service for an additional period, which will not necessarily be a fixed period since it shall cease, among other things, upon the privatization of the Bank or its entering liquidation proceedings. Under these circumstances, the redemption of the prior notice months and the payment of adaptation months, as approved, serve as a balance for the uncertainty entailed in the continuation of the service.

          B. The redemption of the prior notice months and the payment of adaptation months represent an appropriate remuneration to the Chairman of the Board, the General Manager and the Deputy General Manager for their contribution to the advancement of the privatization of the Bank.

          C. The redemption of the prior notice months and the payment of adaptation months also represent an appropriate remuneration to the Chairman of the Board, the General Manager and the Deputy General Manager for the successful management of the Bank and for the accomplishments achieved by the Bank under their leadership.

          D. In light of the term of service of the Chairman of the Board, the General Manager and the Deputy General Manager to date (beginning from the third quarter of 2002) and the expected continuation of their service, the redemption of 3 months' prior notice and the payment of 3 months' adaptation are certainly reasonable.

     The Audit Committee and the Board of Directors were of the opinion that the redemption of 3 months' prior notice and the payment of 3 months' adaptation were reasonable and accepted terms for officers in the positions of chairman of the board, general manager and deputy general manager, serving in public companies and/or in the banking system. The resolution of the Audit Committee and the Board of Directors was unanimous with no one opposed.

2. The date and time when the Company was first made aware of the event or matter:

     May  26, 2008 at 12:00 P.M.